Mailander Law Office, Inc.

835 5th Avenue, Ste. 312

San Diego, CA 92101

(619) 239-9034 telephone

(619) 330-2900 fax

February 14, 2011

Securities and Exchange Commission

Mr. Mark Shuman

Mr. Phillip Rothenberg

Washington, DC 20549

RE:

SEC File Number: 333-147560

Friendly Auto Dealers, Inc.

Dear Mr. Shuman and Mr. Rothenberg:

This correspondence follows up my receipt of a voice mail message today from Mr. Rothenberg regarding Friendly Auto Dealers, Inc. and its 14C filing. This letter is being filed coincidentally with the filing on Edgar of the Company’s definitive 14C. This filing includes the two-paragraph statement we discussed that appears both on the cover page and also on page 14 of the definitive 14C.

Please note that the Company is working on amendments to its last three 10-Q filings as well as its last 10-K filing consistent with its February 9, 2011 correspondence and your responses thereto, and will file these amended filings together before weeks end.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

Copy to Friendly Auto Dealers, Inc.; Mr. Gerry Berg